SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 18, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer's ID (CNPJ/MF): 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, pursuant to CVM Instruction 358 of January 3, 2002, and amendments thereto, hereby informs its shareholders and the market in general that it has filed the following official communications with the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”):

1)   Extension of the Water Consumption Reduction Incentive Program

On December 11, 2014 Sabesp requested ARSESP authorization to extend the Water Consumption Reduction Incentive Program until the end of 2015, or until reservoir levels are normalized (whichever occurs first).

2)   Contingency Tariff

On December 8, 2014, Sabesp requested ARSESP  authorization to implement a contingency tariff mechanism consisting of additions to water and sewage bills as follows:

•      An increase in consumption equal to or less than 20% à 20% addition to the water and sewage bill; and

•      An increase in consumption of more than 20% à 50% addition to the water and sewage bill.

Other proposed Contingency Tariff conditions:

•      Application of the contingency tariff mechanism will have the same coverage as the granting of the discount for reduced consumption, pursuant to ARSESP Resolutions 496/2014, 480/2014 and 514/2014, as  well as SABESP Communication 03/14;

•      The discount rules authorized by ARSESP through its Resolutions and the SABESP Communication will be maintained;

•      The consumption level over which any increase will be measured is the average consumption level between February 2013 and January 2014;

•      The contingency tariff mechanism will be applied to all use categories, except for users whose consumption is equal to or less than 10 m³ per month;

•      The contingency tariff mechanism and the discount for reduced consumption will remain in effect until the end of 2015, or until reservoir levels are normalized (whichever occurs first), in accordance with SABESP’s meter-reading and bill delivery schedule;

•      Budgetary and bookkeeping accounts will be created to show the balance of the difference between the amounts granted through the discounts and the amounts levied due to increased consumption; and

•      The bookkeeping and budgetary balance will be allocated to measures to mitigate and manage any crises arising from a lack of water resources.

The effective application of the above requested items will only take place following authorization from ARSESP.

São Paulo, December 18, 2014.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 18, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.